Item 77Q2 and Sub-Item 102P2 Deutsche
Municipal Income Trust (the "Fund")

Based on a review of reports filed by the Fund's directors and executive officers, the investment advisor, officers and directors of the investment advisor, affiliated persons of the investment advisor and beneficial holders of 10% or more of the Fund's outstanding shares, and written representations by the Reporting Persons that no year-end reports were required for such persons, all filings required by
Section 16(a) of the Securities and Exchange Act of
1934 for the fiscal year ended November 30, 2014 were timely, except that Ashton Goodfield filed a Form 3 late, and Paul K. Freeman filed a Form 4 late. Both Ms. Goodfield and Mr. Freeman have since corrected their omissions by making the necessary filings.



 For internal use only
E:\Electronic Working Files\03 - NSAR\2014\11-30-2014\Deutsche
Municipal Income Trust\03-Exhibits\Item 77Q2 - Deutsche Municipal
Income Trust.Docx

 For internal use only

 For internal use only